Exhibit 2.2

Exhibit A

Determination of the Cash Adjustment

The “Cash Adjustment” shall consist of the following:

1.               Alliance’s net income, calculated in accordance with GAAP and consistent with past practices of Alliance, earned during the period between October 1, 2011 and the Closing Date (excluding gains and losses on sales and dispositions of property and equipment); plus

2.               an amount equal to the total booked depreciation and amortization by Alliance during the period between October 1, 2011 and the Closing Date; minus

3.               it being understood that, pursuant to Section 4.3(b)(iii) of the Agreement, AEHC shall have terminated all outstanding obligations of Alliance under any warrant or other arrangements under which Alliance is obligated to issue equity interests in Alliance to any person, an amount equal to the difference between (A) the amount paid to terminate such obligations, and (B) $3,700,000 (it being acknowledged that Alliance may increase its funded debt prior to the Closing in order to terminate these outstanding obligations); minus

4.               an amount equal to the maintenance capital expenditures (but excluding capital expenditures for improvements) spent with respect to Alliance during the period between October 1, 2011 and the Closing Date; plus

5.               an amount equal to 100% of the proceeds on sales of the “Previously Approved Sites” (which are listed in Annex 1 attached hereto); plus

6.               an amount equal to the calculated state and federal taxes on gains on approved sales and dispositions of property other than the Previously Approved Sites; plus or minus

7.               other non-cash charges agreed by the Parties; minus

8.               an amount equal to any additional funds expended by Alliance after October 1, 2011 and submitted to the Connecticut State Tank Fund which were not already included as an expense as part of the net income calculation in 1.; minus

9.               (i)          if the Closing occurs after the close of a calendar quarter and prior to the date on which the distribution for such calendar quarter is declared, the sum of: (A) an amount equal to the product of (i) the then most recently paid per unit distribution amount, times (ii) the Units Consideration; and (B) an amount equal to the product of (i) the then most recently paid per unit distribution amount, times (ii) the Units Consideration, times (iii) a fraction the numerator of which is the number of calendar days from the commencement of the calendar quarter in which the Closing occurs through and including the Closing Date, and the denominator of which is the number of calendar days in such calendar quarter; or

(ii)         if the Closing occurs on or after the distribution declaration date and prior to or on the record date for the immediately prior calendar quarter, the sum of: (A) an amount equal to the product of (i) the then declared per unit distribution amount, times (ii) the Units Consideration; and (B) an amount equal to the product of (i) the then declared per unit distribution amount, times (ii) the Units Consideration, times (iii) a fraction the numerator of which is the number of calendar days from the commencement of the calendar quarter in which the Closing occurs through and including the Closing Date, and the denominator of which is the number of calendar days in such calendar quarter; or

(iii)        if the Closing occurs at any time after record date for the immediately prior calendar quarter, an amount per unit equal to the product of (A) the then most recently declared per unit distribution amount, times (B) the Units Consideration, times (C) a fraction the numerator of which is the number of calendar days from the commencement of the calendar quarter in which the Closing occurs through and including the Closing Date, and the denominator of which is the number of calendar days in such calendar quarter;

minus

10.         an amount equal to the distributions made by Alliance to AEHC during the period beginning on October 1, 2011 and ending on the Closing Date.

ANNEX 1

PREVIOUSLY APPROVED SITES

Location	Date Sold	Property Type	With Gas Supply	Gross Proceeds

5020	07/22/11	COCA	Y	750,000

264	08/09/11	COCA	N	600,000

958	09/08/11	CODL	Y	742,000

940	09/08/11	CODL	Y	530,000

964	09/29/11	CODL	Y	695,500

972	09/29/11	CODL	Y	856,000

924	09/30/11	CODL	Y	642,000

				4,815,500

951	10/25/11	CODL	Y	4,012,500

974	11/09/11	CODL	Y	817,000

934	11/14/11	CODL	Y	708,500

				5,538,000

				10,353,500